SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 14, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) made a notification on April 14, 2009 to the Hong Kong Stock Exchange at http://www.hkexnews.hk/listedco/listconews/sehk/20090414/LTN20090414907.PDF with respect to the “Corporate Social Responsibility Report for 2008” which the Company has published on the Shanghai Stock Exchange.  An English version of the notification is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 14, 2009

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published a "Corporate Social Responsibility Report for 2008 of China Southern Airlines Company Limited" on the Shanghai Stock Exchange, the full text of the report is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
14 April 2009

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

China Southern Airlines Company Limited
2008 Social Responsibility Report

The Board of Directors, and all members of the Board, hereby acknowledge and warrant that this report contains no false representations, misleading statements or material omissions, and shall be jointly and severally liable for the authenticity, accuracy and completeness of the contents.

April 2009

About the Report

As a responsible corporate citizen, China Southern Airlines Company Limited (China Southern, or the Company) takes the initiative to report to the general public our progresses in performing social responsibilities, so that the public community may be able to understand and supervise our social responsibility work. This is our second social responsibility report, since we published the 2007 Report for the first time. We hope that, through publishing of the report, we'll be able to provide an all-around picture of China Southern's philosophy and practice with regard to social responsibility, enhance understanding, communications and interactions among China Southern, stakeholders and the general public, and ultimately achieve sustainable development of the Company.
The report covers China Southern and its subsidiaries from January 1, 2008 to December 31, 2008.

The report has been prepared in accordance with *the Guideline for Central Government-Owned Enterprises in the Performance of Social Responsibilities* issued by State-Owned Assets Supervision and Administration Commission of the State Council, *Guidelines on Social Responsibilities of Publicly Listed Companies* of Shanghai Stock Exchange, and *Sustainability Reporting Guidelines* of Global Reporting Initiatives (G3). The report is also based on China Southern's social responsibility development strategy.

The report may be viewed on-line, or downloaded, at the website of China Southern, http://www.csair.com.

GRI Indicators Addressed in the Report

Contents

1 Chairman's Message

The Year 2008 witnessed major volatility of the world economy and frequent occurrences of natural disasters in China. Particularly, the once-in-a-century international financial crisis posed severe challenges both for China's economic growth and for survival of airline companies. In the face of extremely complex business situations, China Southern closely watched and analyzed changes of economic and industrial trends in China and abroad, and made a series of timely measures to cope with the difficulties, including control of transportation capacity, downward adjustment of number of flights, investment downsizing, and salary reduction of the management team. In the meantime, we upheld the principles of conservatism and scientific decision-making, thus effectively avoiding major investment risks, e.g. jet fuel commodity futures. With all the above initiatives, however, the Company still experienced considerable losses. We're sincerely apologetic about this!

At the end of 2008, with our proactive efforts, the Government proposed to inject RMB 3 billion capital to the Company. The proposed injection, upon completion, may partially cover the historical policy-related losses, lower the Company's asset-liability ratio, and effectively alleviate our operational difficulties. During this year, we'll continue to make efforts to seek more policy support from the Government. We're hopeful that, with the strong leadership of the Chinese Government, the Chinese economy and China's aviation market will see recovery growth in the second half of 2009. We have the confidence to overcome severe challenges of the financial crisis. We'll make our best efforts to deepen reforms, make innovations in a pragmatic manner, operate the business with conservatism, and make decisions in a scientific way, so that we'll be able take advantage of the new round of growth and development, and become a powerful player in the industry.

In retrospect to the year of 2008, the Company has achieved and performed the following social responsibilities:

1. Strictly abided by policies, laws and regulations, made broad-based decisions following the Company's article of association and procedures of the Board of Directors, and implemented the legal counsel pre-screening and vetoing system. Through scientific decision making and effective management, we recorded the smallest loss among the three major state-owned airline companies. During the whole year, we paid taxes and fees totalling RMB 7,346 million, with daily average exceeding RMB 20 million, making significant contributions to the country's socio- and economic developments.

2. Solidly upheld the Company's development values, i.e. ensuring flight safety, upgrading operational quality, strengthening environmental protection, achieving sustainable development, promoting social harmony, and creating together a bright future. We strived to coordinate the overall requirements of social responsibilities with the Company's development strategy, operational plans and cultural innovations, thus transforming performance of social responsibilities into the second engine to advance our work in a sound and efficient manner.

3. Won the CAAC Five-Star Flight Safety Award in July 2008, and realized a new year of safety. We were ranked No.2 in China's civil aviation industry, with the ratio of on-schedule flights of 83.45 per cent for the whole year. The fleet's carbon dioxide emission level was lowered to 111.6 gram per passenger-km, equivalent to the lowest emission level of similar international airline companies. We reduced emission of carbon dioxide by 211 thousand ton.

4. Took decisive actions in combating sleet and freeze disaster and Wenchuan earthquake disaster, and in supporting the 2008 Beijing Summer Olympic Games and Paralympic Games, thereby effectively performing our social responsibilities. In the earthquake emergency rescue efforts in particular, we dispatched 491 disaster relief flights and three rescue helicopters to the disaster affected regions, carrying a total of more than 30 thousand person-times of rescue personnel, wounded people and students. All employees of the Company made generous donations with loving hearts, with the total donated amount exceeding RMB 30 million.

In 2009, with the philosophy of 'continuous safety' in mind, we'll continue to focus our efforts on flight safety, aiming for the CAAC Six-Star Flight Safety Award. Also, we'll take more effective measures to reduce operating costs, improve profitability, upgrade service quality, as well as achieve better energy conservation and emission reduction. We'll perform more social responsibilities and make greater contributions to the country's social and economic developments.

SI Xianmin
Chairman
China Southern Airlines Company Limited

2 Company Overview

2.1 Company Introduction

As an important member of SkyTeam, China Southern is a main air transportation business of China Southern Air Holding Company. Headquartered in Guangzhou, the Company logo is a red kapok flower delicately adorning blue vertical tail fin. China Southern currently has 13 branches and 5 holding subsidiaries, with 18 domestic sales and ticket offices and 46 international offices. The Company has 46 thousand employees, and RMB 83.0 billion total assets.

China Southern is the largest airline company in The People's Republic of China in terms of fleets, route network and annual passenger traffic volume. The Company operated 348 modern passenger and cargo jet aircraft, mainly Boeing and Airbus, serving destinations to 905 cities in 169 countries, forming an extensive network with Guangzhou and Beijing as its hubs, covering all of China, radiating throughout Asia and linking Europe, America, Australia & Africa with convenient connections to all main cities in the world via close cooperation with all the SkyTeam member airlines.

Figure 1 China Southern's Domestic Air Route Map

Figure 2 Destinations of China Southern after Joining SkyTeam

Table 1 Fleet of China Southern in 2008

Types	Aircraft	No.
Passenger	B777A	4
	B777B	6
	B757	28
	B737-300	25
	B737-500	5
	B737-700	43
	B737-800	66
	A300	6
	A319	33
	A320	49
	A321	31
	A330-200	6
	A330-300	8
	MD82	12
	MD90	13
	ERJ-145	6
	ATR72	5
Cargo	B747-400F	2
	Total	348

In 2008, we carried more than 58 million passengers, and 830 thousand ton cargo and mails, with the transportation turnover totalling 9.2 billion ton-kilometers, accounting for 30.2%, 20.5% and 24.4%, respectively, of China's civil aviation industry. China Southern is ranked No.1 in Asia and No. 4 in the world in terms of total passenger traffic volume, and the top airline company in China for 30 consecutive years. We're the only Asian airline company ranked as one of the world's Top 5 passenger carriers, and the only Chinese airline company ranked as one of the world's Top 10 passenger carriers for four consecutive years. As of the end of 2008, we have achieved 5.67 million safe flight hours in total,

consecutively ensured in-flight security for 174 months, and safely transported passengers by 280 million person-times. Our safety management level is in a leading position both domestically and worldwide.

Table 2 China Southern at a Glance

Name	**China Southern Airlines Company Limited**
Date of Establishment	**March 1995**
Chairman	**SI Xian Min**
Main Business	**Scheduled and non-scheduled domestic, regional and international air services in passenger, cargo, mails and luggage transportation**
HQ Address	**278 Airport Road, Guangzhou**
Postal Code	**510406**
Website	**www.csair.com**
Hotline	**95539**

- Awards to China Southern in 2008
    - Five-Star Flight Safety Award, the most prestigious award for safe flight operations in the Chinese aviation industry, by the CAAC;
    - National Hero Team in Earthquake Disaster Combat and Relief, the honourable title to China Southern Zhuhai Helicopter Company, the only team of excellence in China's civil aviation industry jointly commended by the CPC Central Committee, State Council and CPC Central Military Committee;
    - Commended by IATA in boosting e-tickets as a part of global campaign;
    - In the "2008 passengers' view of the Civil Aviation" activity, Civil Aviation of China won the "Quality Award for customer satisfaction"
    - 2008 Best China Airline – Business Class, by TTG, the world's renown travel magazine;
    - Ranked No.1 by South Daily on the Board of 2008 Public Image of Chinese State-Owned Listed Companies, and No.55, and the only airline company included, on the Board of 2008 Corporate Social Responsibilities of Chinese State-Owned Listed Companies;
    - 2008 Backbone Airline Company News Golden Award;
    - Included in the honour list of Benchmark Companies in Reform and Opening in Guangdong Province, and ranked as No.1 in the service type of companies;
    - Included in the Guangzhou Daily's 2008 List of Charitable Companies.

2.2 China Southern Values

- Core Values of China Southern

CSAIR -	Customer	- customers as first priority;
	Staff	- respecting talents;
	Advantage	- in search of excellence;
	Innovation	- continuous innovation;
	Return	- payback with loving heart.

Customers as first priority (Customer):
Customers are everywhere, each with his/her special travel needs.

Respecting talents (Staff):
Every member of our Company staff comes to us with varied talents.

In search of excellence (Advantage):
We are a company advanced in technology and leading our industry and we want to be in the forefront in product development.

Continuous innovation (Innovation):
Innovation is the core of development; our customers (and our staff) are the source of innovation.

Payback with loving heart (Return):
It is critically important that we return and give back to society and our nation.

2.3 Corporate Governance

We make sure that our shareholders' general meeting, Board of Directors and Board of Supervisors operate in an orderly manner. The shareholders general meeting provides the Board of Directors with clear and specific authorizations. In order to better protect public shareholders' interests, and improve our corporate governance structure, the Company streamlined and clarified the procedures for performing duties, and various parties' obligations, in accordance with regulations of the Government, and the Company's corporate governance documents and guidelines, including *Articles of Association, Rules of Proceedings of Shareholders' General Meeting, Rules of Proceedings of the Board of Directors,* and *Rules of Proceedings of the Board of Supervisors*. We have also established a complete corporate internal control system in a proactive and smooth manner, in accordance with the requirements of the relevant authorities in the place of listing of the Company regarding the establishment of a sound internal control system.

In 2008, in accordance with US Sarbanes-Oxley Act, Section 404 ('SOX 404'), and relevant domestic regulatory requirements, China Southern continued SOX 404 compliance work, conducted an overall internal evaluation, and promoted improvements of the Company's internal control system. In 2008, China Southern was selected and included in the corporate governance sector of Shanghai Stock Exchange.

- Board of Directors

The Board of Directors is entrusted by shareholders' general meeting to operate and manage the Company's assets as a legal entity, and is accountable to the shareholders' general meeting, with the objective of enhancing shareholder value. Under the Chairman's leadership, the Board is responsible for developing and approving China Southern's business development strategy and policies, approving annual budget and business plans, recommending dividends, ensuring a cautious and an effective internal monitor and control system, and supervising performance of the management team, in accordance with the Company's articles of association, rules of proceedings of shareholders' general meeting, rules of proceedings of the board of directors, and president's detailed work guidelines.

Under the Board, there are Strategic Decision Making Committee, Audit Committee, Remuneration and Evaluation Committee, and Nomination Committee.

Table 3 Board of Directors

Name	Position
SI Xianmin	Chairman
LI Wenxin	Director
WANG Quanhua	Director
LIU Baoheng	Director
TAN Wangeng	Director and President
XU Jiebo	Director, VP and CFO
CHEN Zhenyou	Director, Chairman of Labour Union
WANG Zhi	Independent Non-Executive Director
SUI Guangjun	Independent Non-Executive Director
GONG Huazhang	Independent Non-Executive Director
LIN Guangyu	Independent Non-Executive Director

- Board of Supervisors

In accordance with the law, the board of Supervisors supervises and examines the Company's finance, and the legality and compliance of the Company's directors, president and other senior management in performing their duties, in order to safeguard the legal rights of the Company and its shareholders.

Table 4 Board of Supervisors

Name	Position
SUN Xiaoyi	Chairman
YANG Guanghua	Supervisor
YANG Yihua	Supervisor
LIANG Zhonggao	Supervisor
ZHANG Wei	Supervisor

Figure 3 Chart of Organization Structure of China Southern Airlines Company Limited

Chart of Organization Structure of China Southern Airlines Company Limited


Shareholders' General Meeting
Board of Supervisors
Board of Directors
Audit Committee, Remuneration and Evaluation Committee, Strategic Decision, Making Committee, Nomination Committee
President & Party Secretary
Company Secretary
Chief Pilot/Accountant/Economist/ Engineer, General Counsel
Vice President, Vice Party Secretary, Secretary - Party Discipline Committee, Chairman - Labour Union, Assistant President
Company Secretary Office
Party Committee Affairs Division
Discipline Inspection Commission Office (Supervision Division)
Labour Union Office
General Administrative Office
Planning & Development Division
Human Resources Division
Finance Division
Audit Division
Legal Division
Performance Assessment Office
General Logistics Division
Airline Services Quality Management Division
Operations Standard Management Division
Safety Quality Supervision Division
Flight Technology Management Division
Aviation Hygiene Management Division
Training Division
13 Branches
18 domestic sales and ticket offices
46 international offices
Commercial Steering Committee
Network Planning Division
Passenger Marketing & Sales Division
Customer Relations Management Division
International Affairs & Alliance Division
Revenue Accounting Center
Marketing Research Division
Cargo Division
System Operations Control Center
Security Division
Guangzhou Fleets Division
Cabin Service Division
Ground Handling Division
Logistic Services Division
Information Technology Center
General On-Duty Manager Office
Maintenance & Engineering Division
Shenyang Aircraft Repair and Maintenance Base
Domestic Invested Companies
Main Overseas Subsidiary Companies
China Southern West Australian Flying College Pty Limited
Nanlung International Cargo Company Limited
Hong Kong Business Aviation Center Company Limited
Main joint ventures and shareholding companies
Xiamen Airlines Company Limited
Chongqing Airlines Company Limited
Shantou Airlines Company Limited
MTU Maintenance Zhuhai Co., Ltd.
Guizhou Airlines Company Limited
Guangdong CSN – ETC E-Commerce Co., Ltd.
Zhuhai Airlines Company Limited
Guangzhou Nanland Air Catering Company Limited
Zhuhai Xiang Yi Aviation Technology Company Limited
Guangzhou Baiyun International Logistics Company Limited
China Southern Airlines Ka Yuen International Development Co., Ltd.
Guangzhou China Southern Zhongmian Dutyfree Store Co.,Ltd.
Guangzhou Aircraft Maintenance Engineering Company Limited
Beijing China Southern Airlines Ground Service Company Ltd.
Main invested companies
China Southern Air Media Co.,Ltd.
CITIC Offshore Helicopter Co., Ltd.
Sichuan Airlines Corporation Limited
China Southern Airlines Group Finance Company Limited
Guangzhou TopCom Communication Technology Co., Ltd.
Guangzhou Airport Airspan Information Technology Company Limited
Aviation Data Communication Corporation
Shenyang Airport Logistics Company Limited

3 Social Responsibility Strategic Planning

- China Southern's perspectives of social responsibilities:
  Profits for the shareholders;
  Benefits for the society;
  Services for the customers;
  Opportunities for the employees; and,
  Care for the earth through green flying.

In April 2008, China Southern published the first corporate social responsibility report in the China's civil aviation industry. In June, we and the other partners of SkyTeam jointly published to the world a social responsibility statement. Our perspectives of social responsibilities have been vastly accepted by the public.

3.1 Strategic Objectives

In line with China Southern's fundamental philosophy on social responsibilities, our overall strategic objectives on social responsibilities are to ensure flight safety, upgrade operational quality, strengthen environmental protection, achieve sustainable development, promote social harmony, and create together a bright future.

- Ensure Flight Safety and Upgrade Operational Quality

Without safety, there is no bedrock for an enterprise to exist. Without reliable operational quality, sustainable value growth is impossible. In 2008, China Southern has become one of the world's leading aviation safety management companies, as evident by its passing the second round of International Aviation Transportation Association (IATA) safety audit with the excellent result of 'zero required rectification item', and in winning the Five-Star Flight Safety Award, the most prestigious award for safe flight operations in the Chinese aviation industry, from the Civil Aviation Administration of China (CAAC).

China Southern's specific objectives are to continue to improve operational efficiency and capability under the precondition of flight safety, and expand our leading advantages in key safety indicators and operational quality. In the meantime, we'll leverage advanced managerial and technological means to control costs and improve profitability, in parallel to better operational and service quality, so as to maintain our leading advantages in various operational efficiency indicators.

- Strengthen Environmental Protection and Achieve Sustainable Development

Based on the data of United Nations Intergovernmental Panel on Climate Change (UN IPCC), the trend of global climate warming has been accelerating, due to the increase of greenhouse gas emissions from human activities. Greenhouse gas emissions by aviation industry of the world account for more than 2 per cent of the global total, expected to reach 3 per cent in 2050. Based on the data of China State Development and Reform Commission, the emissions of carbon dioxide by China's aviation industry account for 0.6 per cent of the national total, not yet reaching the 2 per cent international average. While this ratio is not high, China Southern has always adopted environmental protection through energy conservation and emission reduction as our basic policy. We'll continue to upgrade the Company's overall commitment to environmental protection, and transform China Southern into a resource conserving and environmentally friendly enterprise.

China Southern's specific objectives are to keep the energy consumption level below the industry average, and achieve various environmental protection indicators in compliance with, or better than, the Government standards.

- Promote Social Harmony and Create together a Bright Future

As a responsible corporate citizen, China Southern always adheres to the development philosophy of harmonious win-win situation between enterprise and society. We not only provide highly efficient services for worldwide exchanges of people and materials, create wealth for the whole society, but also proactively perform our commitments based on the sense of historical responsibilities and missions.

China Southern's specific objectives are to, using the 10 Fen Caring Foundation as the platform, proactively devote ourselves into social and charitable business, and preach and practice the cultural concepts of thanksgiving and return. We desire to pass on the passion of kapok flower to the whole world, and enjoy the prosperity and harmony with all people in the world, by leveraging proper combination of modern science and technology with humane philosophy.

3.2 Action Guidelines

China Southern formulated ten action guidelines on the social responsibility work, in accordance with the overall strategic objectives, namely, to ensure flight safety, upgrade operational quality, strengthen environmental protection, achieve sustainable development, promote social harmony, and create together a bright future.

1) Ensuring flight safety and in-flight security is our primary objective in performing social responsibilities. China Southern will continue to solidly carry out various basic work, and maintain our industry leading position in terms of key safety operations indicators.

2) Continue to maintain the industry leading position of the Company in terms of business efficiency, in parallel to smooth improvements in safety and operational qualities.

3) Strengthen the overall service system to build up China Southern's featured brand, and improve customer satisfaction level, for further advancement in the whole industry's service ranking.

4) Progress with fleet renewal and aircraft model optimization, through planned purchase of new models with better fuel burning efficiency, e.g. A380 and B787, and strengthen fuel conservation data analyses and energy conservation technology innovation.

5) Intensify aircraft fuel conservation through innovative incentives, so that our key indicators, e.g. fuel consumption per hour, will reach or exceed industrial average.

6) Improve the energy conservation and emission reduction comprehensive management system, and widely use energy conserving and environmentally friendly materials, to gradually lower ground energy consumption.

7) Achieve harmonious win-win situation with stakeholders, and strengthen various parties' social responsibility supervision with business ethics.

8) Promote employment level of the society, and protect employees' rights, creating a harmonious and warm corporate cultural atmosphere.

9) Fully leverage social responsibility governance in advancing the Company's development strategy, business operations and cultural innovations, thus achieving coordination and integration between social responsibility governance and the Company's overall development objectives.

10) Proactively devote ourselves into various social development, exchange, assistance and rescue activities, and combine company growth, employee development, social harmony and welfare of the public, playing the backbone role in practicing the scientific development theory.

3.3 Implementation Mechanism

- Organizational Assurance

Establish China Southern's social responsibility management committee, to lead, organize and plan the Company social responsibility work in a coordinated manner. Under the committee, work groups are to be established in the areas of environmental protection, social benefits and employee care, responsible for guiding professional departments in implementing rules and policies, and for supervising, examining and evaluating the results of social responsibility work. With a sound organization system, the social responsibility management of China Southern can be more systematic, scientific and result-driven.

- Institutional Assurance

We will establish China Southern's system of social responsibility management policies, including environmental protection, energy consumption statistics and evaluation of energy conservation and emission reduction. With the foundation of policy development, we'll be able to embark on a standardized and regularized track in doing our social responsibility work. Through clear cut responsibilities and division of labor, the social responsibility work will be implemented in every step of our business operations, thus forming a long-term and effective mechanism.

- Resource Assurance

Establish sustainable mechanism in energy conservation and emission reduction, and technological innovations, by leveraging our successful experiences in the 10 Fen Caring Foundation. This will provide funding assurance for smooth performance of social responsibilities. We'll also make available more people and material resources, so that a full-scale resource assurance system could be formed, promoting the performance of our social responsibilities.

- Cultural Assurance

Prepare and publish regular corporate social responsibility report, to disclose on our own initiative to the general public the Company's philosophy and practice in social responsibilities, and ensure openness and transparency of our social responsibility work. We'll also launch wide range of awareness and education campaigns, so as to upgrade employees' sense of social responsibilities, build consensus on social responsibilities, and create a sound cultural atmosphere in performing social responsibilities.

Figure 4Chart of CSR Work Progress


Implementation Mechanism
Organization Assurance
Responsibilities Assigned; Action First
Execution Power
Institutional Assurance
Standards & Regularized Processes
Control Power
Resource Assurance
Continuous Inputs & Strengthened Management
Support Power
Cultural Assurance
Communications & Exchanges to Build Consensus
Influence Power

3.4 Risks and Challenges

In achieving China Southern's social responsibility strategic objectives, we are constrained by both external and internal factors.

Due to high dependency of aviation industry on the macro economy, a number of external factors bring about risks and challenges to the performance of our social responsibilities. Those factors include global flow of labor and capital caused by trade and commercial exchanges between China and the world, and by international industrial transfer; cyclicality of economic and aviation industry development; uncertainty of Chinese currency exchange rate and energy prices; as well as the growing costs of environmental protection and security safeguards, etc.

Certain internal factors could also impose various degrees of impacts on our performance of social responsibilities, i.e. whether we'll be able to smoothly achieve our objectives in strategic transformation, improvement of managerial capabilities, and development of new profit-making models, etc.

China Southern has accumulated substantial market and managerial experiences over the long history of development. In the face of global financial crisis in 2008, we still made outstanding achievements in social and environmental work. In the future, with guidance of the overall development strategy, we'll continue to proactively respond to ever changing risks and challenges, and properly perform our social responsibilities.

4 Shareholder Value

4.1 Business Operations

2008 has been an extremely unusual year. China Southern's business operations encountered most severe challenges since its establishment, due to the adversarial impacts of natural disasters, rocketing oil prices and financial crisis. All staff members made concerted efforts to overcome those challenges, by adopting proactive market-based responsive measures, and leveraging customers' confidence in China Southern's capabilities in operations, safety and service. Our business performance took the lead among major airline companies in China.

- Economic Benefits

In 2008, we earned RMB 56.43 billion in operating revenue, 1 per cent up on the previous year. Our assets totalled RMB 83.0 billion, 1 per cent up on the previous year. We have RMB 7.0 billion 0f equity attributable to shareholders.

Table 6 Economic and Social Benefit Key Indicators in 2008

Passengers	58.24 million person-times
Cargo and Postal	830 thousand ton
Total Turnover	9.2 billion ton-km
Revenues	RMB 56.43 billion

Table 7 Total and Net Assets of China Southern from 2005-2008

	2005	2006	2007	2008
Total Assets (RMB 100 million)	723.0	761.8	824.5	830.0
Net Assets (RMB 100 million)	119.4	121.2	147.1	94.5

Remark:minority interest included in the net assets

- Social Benefits

Aviation transportation is the engine of social and economic development, playing major roles in regional economic development, employment and social prosperity and progress.

According to *Economic and Social Benefits of Air Transport 2008* by IATA, 2.3 per cent of the world's total outputs are closely related to the contribution of the aviation industry. Using this approach, it can be estimated that, in 2008, China Southern contributed nearly RMB 230 billion to China's total GDP of RMB 30 trillion, one third of the total contribution by China's aviation industry.

As a capital- and technology-intensive industry, aviation generates huge cash flows, and paying considerable taxes to the Government. In 2008, China Southern paid more than RMB 7 billion in taxes and fees to the government. Together with employees' individual income taxes, China Southern's daily contribution to the Government exceeds RMB 20 million on average, providing strong support to the country's economy.

- 2009 Objectives

  - Expand local markets and newly emerging international markets through market development efforts and further improvement of rapid reaction mechanisms;
  - Further control operating costs, with a view of reducing 2008 expenses by 5-15%;
  - Manage risks by avoiding over rapid growth of transportation capacity, improving policies and processes, and increasing investment efficiency;
  - Achieve total transportation turnover of 9.68 billion ton-kilometers, with 62.09 million passengers carried, and 901 thousand ton of cargo and postal items transported, growing by 5.25%, 6.6% and 7.9%, respectively, over last year.

4.2 Flight Safety

Flight safety and in-flight security, as well as continuous safety, are the top priorities of China Southern in performing our social responsibilities. China Southern imposed on itself harsh safety standards, supported by tight safety control and assurance system, and preferential resource allocation. On July 16, 2008, as the airline with the longest safety record in China, China Southern was conferred by CAAC the Five-Star Flight Safety Award, the most prestigious flight safety award in China.

Table 8 Schedule of Completing Million Safe Flight Hours by China Southern

Million Hours	Completion Date
3	April 2006
4	May 2007
5	June 2008
5.67	December 2008

China Southern has always adhered to the principle of Safety First. In accordance with the CAAC's general requirements on values, skills and disciplines, we strengthened the flight, engineering, dispatching and in-flight security teams. We take continuous safety as our key responsibility, and make every effort to lay down solid safety foundation.

In April 2008, during the second round of IOSA audit of IATA, we achieved the superior result of 'zero required rectification item'. In June, we completed revision of our *Safety Audit Standards,* based on the *revised IOSA Standards Manual* and requirements of CCAR-121/135-FS. We conducted regular internal safety audits of our subsidiary companies, summarized and analyzed all safety information and

surveillance results, and published those results on the occasions of monthly safety analysis seminar, quarterly safety committee meetings, specialized safety committee meetings, as well as safety video conferences, etc.

We designated 2008 as the year for full-fledged construction of China Southern Safety Management System (SMS). In accordance with *the Temporary Methods for the Supervision and Management of Central Government-Owned Enterprises' Safe Production* by State-Owned Assets Supervision and Administration Commission of the State Council, and CAAC's arrangements on 'Year of Rule Implementation - 2008', we made serious revisions of the *Safety Quality Management Manual* and *Aviation Safety Management Manual*. At the end of June, we selected 10 departments of 8 subsidiary companies to launch the SMS pilot operations. By the end of September, we were able to compile the demo version of *SMS Implementation Guide*, encompassing seven systems. Furthermore, we identified 324 key activities, 10,960 work post activities, 1,433 work processes, 2,143 external interfaces, and 4,667 danger sources. In December, we completed on-site verifications, compiled a standard implementation guide, and developed key-process risk management solutions for various subsidiary companies. In the meantime, we strengthened our managerial rigor in fleet management, operational control, flight assurance and logistical support. On the one hand, we made efforts to upgrade our basic foundations through such campaigns as 'Fleets Department Build-up Year', 'Revenue Increase plus cost Reduction', and 'Efficiency Improvements'; on the other hand, we effectively pushed forward detailed implementation of various safety management initiatives.

Due to the above basic upgrading work, we exceeded industry average in terms of the key indicators in 2008, i.e. number of accident signs per 10,000 hours and safe flight hours. We kept a favorable momentum for continuous safety.

Table 9 Number of Accident Signs per 10, 000 Hours, 2005-2008

Year	Number of Accident Signs per 10K Hours	
	China Southern	China Aviation Industry
2005	0.130	0.390
2006	0.064	0.340
2007	0.065	0.300
2008	0.064	0.280

- 2009 Objectives

  - Eliminate flight accidents in transportation and major flight accidents in general aviation, ensure in-flight security, and keep the number of accident signs per 10,000 hours below 0.30;
  - Continue to solidify the achievements of several projects, i.e. 'Fleets Department Build-up Year', SMS system construction and IOSA safety audit, with a view to clarifying safety responsibilities, promoting foundation construction, and encouraging innovations in safety culture, so as to achieve continuous safety.

5 Customer Service

'Customer First' is the commitment of China Southern. Oriented by the needs of customers, we make our utmost best efforts to provide customers with quality services that are reliable, on time and convenient, so that their expectations could be fully satisfied or even exceeded. 2008 was the year that China Southern made focused efforts to build up our service brands, and also a year that our service work encountered major tests. Over the past one year, guided by the development strategy of building up an international network-oriented airline, all employees of China Southern's service systems made great efforts to create top-level air services in China. We launched the 'brand service year' campaign, and established the service assurance network. Special emphases were given to brand building, continuous strengthening of service system management, and all-round improvement of service quality. We successfully delivered a number of major tasks, including sleet and freeze disaster relief and Olympic Games support, and also achieved a number of service goals of the Company. Our service work has embarked on the track of sustainable

improvement. China Southern was once again conferred the Customer Satisfaction Award based on passenger surveys, organized by CAAC, following the award to us in 2007.

Table 10 China Southern's Complaint Ratio, 2005-2008

Year	2005	2006	2007	2008
Complaint Ratio	0.029	0.027	0.017	0.023

Note: Complaint ratio is the number of complaints arising out of every 10, 000 passengers carried. Rebounding of the ratio in 2008 was mainly caused by the flight delays due to the sleet and freeze disasters at beginning of the year.

5.1 Resource Assurance

- Market Service

The extensive network of China Southern provides passengers with more speedy and convenient air ways, with average 1193 daily flights, 1208 air routes and 177 destinations in terms of flight segments in 2008.

Table 11 Flight Data of China Southern in 2007 and 2008

	Average Daily Flights			Routes			Destinations		
	Domes-tic	International	Total	Domes-tic	International	Total	Domes-tic	International	Total
2007	1049	148	1197	1009	238	1247	108	59	167
2008	1055	138	1193	969	239	1208	115	62	177

Table 12 Operational Indicators in 2007 and 2008

	Passengers Carried	Take-off and Landings	Flight Hours
2007	56, 902, 848	543, 790	1, 075, 321
2008	58, 237, 400	556, 914	1, 106, 482

- Operational Assurances

Flight safety is not only the operational foundation of airline companies, but also the core of superior quality services provided to passengers. China Southern is the airline company with the largest fleet scale in China. We also have the largest volumes of take-offs and landing, and of flight hours, while our number of accident signs per 10, 000 hours is the lowest in China. We were awarded five times the Golden Roc Cup, a major annual award for flight safety in China's civil aviation industry.

In 2008, we operated 556,914 take-off and landings with1,106,482 flight hours and 58,237,400 passengers carried. The ratio of on-schedule flights was 83.45 per cent. All key indicators of our flight operations continued to take the lead in the industry, except for the ratio of on-schedule flights, which was not improved due to the sleet and freeze disaster in the South China region.

Table 13 Percentages of On-Schedule Flights, 2005-2008

Year	2005	2006	2007	2008

China Southern (%)	81.30	81.20	83.95	83.45
China Aviation Industry (%)	82.10	81.60	83.26	82.65

5.2 Ground Services

- 95539

China Southern Customer Service Hotline 95539 is the first nationwide unified call service platform in China's civil aviation industry. In July 2008, we provided to the general public the short message service (SMS) function, with multiple choices of ticket booking, boarding, seating, dining and hotel. As of today, the 95539 hotline has been opened in 16 provinces, including Guangdong, Beijing, Shanghai, Hunan and Zhejiang, providing more convenient, full and timely services to passengers.

- Check-in service

China Southern continuously launched various check-in services via self-service, on-line, palm and SMS methods, making check-in quick and convenient, and shortening passengers' queuing time. Our self-service check-in system has now covered 14 cities in China, with on-line check-in system covering 28 domestic airports and two international/regional destinations, i.e. Hong Kong and Kuala Lumpur. B2C sales increased from RMB 58 million in 2006 to RMB 10 billion in 2008. Over the last year, we installed 44 new airport self-service facilities in nine airports, opened on-line check-in service on six websites, and increased 29 SMS check-in stations. During the whole year, 1,990,120 person-times used airport self service check-in , 652,864 person-times of on-line check-ins, and 49,216 person-times of SMS check-in. In Guangzhou, electronic check-in rose to a ratio of 13.8 per cent.

- Transfer Service

China Southern fully leveraged the network advantage of SkyTeam to provide 'Pass-Through Check-in' transfer service, to shorten passengers' waiting time during transfers. We established exclusive transfer passenger resting areas, with appropriate resting and entertainment arrangements, plus luggage custody and free accommodation services for transfer passengers. We established frequent transfer passenger database, so that frequent transfer passenger service cards could be issued to passengers whose transfer numbers have reached certain level, and personalized transfer services could also be provided to them. In the Guangzhou hub, we launched transfer service where luggage doesn't need to be claimed in domestic-to-international transfers, and transfer procedures are simplified. In 2008, we provided services to transfer passengers by 934 thousand person-times, and 755 thousand pieces of luggage, 5.6 per cent and 29.5 per cent more over the previous year, respectively. At No.2 Terminal of Beijing Capital International Airport, we've achieved full two-way transfers between domestic and international, thus saving passengers' transfer time. China Southern's Jilin Branch domestic-to-international transfer passengers grew by 43.5 per cent.

5.3 In-Flight Service

- Cabin Revolution

In 2008, China Southern carried out full-scale 'cabin revolution', focusing on such problems as unfavorable cabin environment and obsolete entertainment facilities. We took a number of initiatives to provide passengers with fresh on-board experiences, including hardware renovation, renewal of fabric items, PMD portable entertainment facility, improvement of First- and Business-Class food standards, full upgrading of on-line food ordering service, as well as in-flight bar. In order to provide more tidy and comfortable cabin environments, we implemented stringent cabin cleaning standards and adopted cabin service equipment card release system. A number of projects were implemented, including broadcasting licensing, star stewardess head, brand service demo team, and five-star deluxe airline, etc. Those projects significantly promoted improvement of air service standard. We also further improved crew's professional qualifications through in-flight service skill competition, cabin English project and training for bartenders,

exchanges of the crew to carry out flight activity with Korean Air, as well as expanded recruitment of Japanese flight attendants, etc.

- In-Flight Meals

China Southern formed in-flight cuisine expert review teams to recommend featured Chinese foods, so that cabin meals could reflect both characteristics of air routes and special needs of passengers. We issued quarterly in-flight menus, and provided on-line food ordering services for First- and Business-Class passengers on air routes among Guangzhou, Shenzhen, Beijing and Shanghai. Our meal services are fully provided by specialized aviation meal catering companies. Locally featured foods are provided to First- and Business-Class cabins of flights originated by our branch or subsidiary companies. The Government's inspection and quarantine bureaus regularly conduct specialized random inspections of the raw materials used. In 2008, we achieved 100 per cent food safety, with the ratio of effective complaints for food to be below one out of 400, 000. Customer satisfaction reached 98 per cent. Finally, our meals for the Olympic Games and weekend charter direct flights to Taiwan were also highly praised by all related parties and media from China and abroad.

Case One Transformation of In-Flight Services Evidenced in Three Changes

In the past, when serving red wine to a passenger, flight attendant Zhang Xin would just pour a cup and hand it over. Now, based on the requirements of the updated version of *Work Standards for In-Flight First- and Business-Class Services,* Zhang Xin is supposed to provide passengers with a whole set of professional bartending services, including wine introduction and tasting. This is the change after the *Work Standards for In-Flight First- and Business-Class Services* has been upgraded. Behind those service initiatives are the untiring efforts of the cabin department in launching 'cabin revolution', and in building up China Southern's featured brand services. We aim to make our first- and business-class services personalized, and the economy class services standardized.

Change No.1: Change of Standards: improvement, details and upgrading

Since 2008, the cabin department not only revised the standard manual series for first- and business-class services and the cabin broadcasting words, but also completed the review and rollout of *Work Standards for In-Flight Economy-Class Services* and *China Southern Crew Professional Image Manual.*

Change No.2: Change of In-Flight Hardware: unified supplies and new cabin

Since March 2008, we provided unified new style supplies for First- and Business-Class passengers, including blankets, pillows, quilts and pillow towels. In addition to textiles supplies, all in-flight supplies are also in the process of being gradually unified, from drinks to dishware, and from slippers to hygienic towelettes. The cabin department developed detailed specifications for quality standards, warehousing, distribution and recovery. They have also clarified types and scopes of the usage of cabin items, with due consideration for regional differences in the meantime.

Change No.3: Change of Attendant Qualification: training, review and improvement

We arranged for two batches of flight attendants to work at Korean Air in the form of mutual exchanges. The program widened their horizons. In 2008, we organized passenger service professional skill competition, with the main theme of 'beauty in the blue sky, services at China Southern'. The competition hugely motivated the enthusiasm of 8,000 flight attendants of the cabin service system in learning skills and knowledge, and in being devoted to quality services.

- 2009 Objectives

    - Maintain the level of flight on-schedule ratio on or above last year, and eliminate service quality accidents in transportation;

- Keep the customers' effective complaint ratio below the industry average, be ranked as top eight of SkyTeam in customer satisfaction survey, and continuously improve passengers' satisfaction and loyalty to Company brand name;
- Make great efforts to promote marketing and computerization of ground services, substantially expand usage ratios of on-line ticketing, on-line check-in and self-service check-in, as well as take the lead in the industry in terms of operational and service key indicators;
- Strengthen communications with passengers and various stakeholders, continue to improve the levels of ground and cabin services, and launch the 'Year of Brand Service Elevation' campaign.

6 Employee Development

China Southern views all employees as the enterprise's most precious asset, and the source and power of sustainable development. At any time, we pay close attention to employees' benefits and protect their rights. We aim to establish harmonious, new style employment relationship. We established employee benefits protection organizations, such as the trade union and female employee committee. We make sure that employees are treated as the owners of the Company, feel the warmth of home, and thus are motivated to work hard for this home. In January 2008, China Southern was awarded the title of '2007 CCTV Best Employer'.

6.1 Wage and Benefits

Over the many years of development process, China Southern has built up stable and harmonious employment relationship, which has been one of the key factors to retain talented people. We adhere to the principle of retaining people with career opportunities and affections; in the meantime, we try our best to unleash employees' potentials and motivate their enthusiasm by offering employees with appropriate environments and opportunities to realize their own values.

At China Southern, we strive to achieve internal fairness based on position values, external fairness with the guidance of labor market pricing, and individual fairness in line with performance management. We are in the process of building up a compensation system that is efficient, fair, legal and harmonious.

The current compensation structure comprises of salary, insurance and benefits. We adopt a salary system that combines work performance and salary ranking, whereas compensations are determined based on performance differences on various positions. Per the requirements of the Government, we pay for every employee various insurances, including pension, healthcare, unemployment, maternity and work injury, and local housing fund. In addition, the Company established for employees appropriate enterprise annuity and supplementary medical insurance system, and purchased for staff group accidental insurance.

6.2 Training and Development

It is our firm belief that an enterprise's growth and employees' progresses are correlated and mutually reinforcing. The Company made continuous efforts in establishing a human resources management system that is scientific, reasonable, and in conformity with the modern corporate system. We developed full scale training programs for employees, and provided a vast platform to assist them in achieving their career goals, so that they may grow and progress together with China Southern.

In 2008, we arranged a number of training programs, including Qinghua University EMBA, and training courses for senior managers, middle managers, grass-root managers, and Party secretaries. Business units, including marketing, flight, engineering, dispatching and services, also made proactive efforts to carry out skill training programs and competitions. During the whole year, we organized 1,183 training programs, 12.56 per cent up over the previous year, and completed a total of 49,324 class hours, up by 45.36 per cent

China Southern also provides multiple series of career development channels to facilitate the growth of employees, and has established an appropriate multi-level position management system that's favorable for enterprise development. We have nine types of positions, namely, management, flight, marketing,

engineering, navigation affairs, information, assurance, service and professional. Based on the above nine position types, we developed employees' individual career development channels. We encourage employees to choose career tracks based on their own situations and interests, and help them achieve their career goals, so that every talented person could play to the maximum of his/her potentials, and both individuals and the Company could both progress smoothly.

6.3 Employee Healthcare

- Heath Check-up

China Southern has a specialized Aviation Hygiene Management Division, providing employees with regular health management services and detailed health check-up arrangements, which are in compliance with local government regulations. We have also established healthcare files for staff, based on different natures of work between ground and in-flight staff. Finally, we arranged healthcare knowledge and education programs.

- Entertainment Activities

Beyond hard working hours, we arrange colorful spare time entertainment activities for employees, with the benefits of physical exercises and mutual understanding. The Company headquarters and all subsidiaries have established employees' clubs, and associations including badminton, table tennis, basket ball, football, chess and dancing, etc. Internal competitions are organized from time to time, complemented with occasions to communicate and exchange with other companies.

6.4 Communications and Interactions

We leveraged various forms of sessions to conduct adequate communications and exchanges with staff members, including forums, on-line surveys and face-to-face meetings, so as to maintain harmonious and healthy employment relationship. Forums on such topics as in-flight security and international marketing not only stimulated employees' innovative thinking, but also provided effective channels for staff to offer their opinions and suggestions.

Case Two In-Flight Security Forum

China Southern organized our first 'In-Flight Security Forum' competitive program during October-November 2008. The purpose of the program was to create favorable atmosphere for studying in-flight security knowledge, and abiding by related rules and regulation.

The program was led by Chen Zhenyou, chairman of the trade union. 156 articles were received from employees, covering all steps of aviation operations, ranging from in-flight safeguard, flight, engineering, cabin, operations, cargo, ground services, security check, to control zone management. Participants applied various theoretical tools, e.g. risk management, SWOT analysis, human factor study, onto the real situations of various steps of aviation operations, and presented thorough analyses with insightful and constructive opinions and recommendations. Those articles made signification contributions toward further strengthening of people's in-flight security awareness, creation of favorable atmosphere, sharing and exchanges of best practices, as well as improvement of managerial effectiveness.

6.5 Rights Protection

- China Southern adopts fair and non-discriminative employment policies. We treat all employees in a fair and just manner, with no regard to their nationality, sex, race and religion. Female employees take 23 per cent of managerial positions of the Company; this ratio for the senior management team is around 10 per cent.

- The five-year-old Staff Service Center is a specialized servicing department tailored for staff members. It provides convenient and high quality personal services for every employee, and help on their external social welfare affairs.

- Of all the employees of China Southern, 93 per cent of them are members of the Labour Union. The Labour Union Committee is elected through voting by members, with two congresses convened every year. It is mandated to maintain and protect employees' rights and benefits. In 2008, in order to effectively cope with the financial crisis and market contraction, the trade union launched a number of campaigns, e.g. Increasing Revenues While Reducing Costs, Effectiveness Enhancement, and Fleets Department Build-up Year, etc. Those campaigns played a significant role in cost control, efficiency improvement and promotion of internal harmony.

6.6 Foreign Employees

Due to our worldwide business operations, we have employees from all over the world. People with different nationality, race and color assemble under the flag of China Southern, as they identify with our corporate culture and management philosophy. They work hard together to improve China Southern's service quality and upgrade our brand image, and provide more pleasant travelling experiences to passengers. The harmonious and warm multi-cultural environment of China Southern, beyond the boundaries of country and race, is attracting more and more talented people from abroad to join us, devoting their concerted efforts to the cause of China Southern.

Case Three Japanese Cabin Attendants Joining China Southern

Last October, 33 good shaped and pretty Japanese ladies, dressed in suitable black uniforms with sound professional image, started their training program in China Southern's training base. They were the Japanese flight attendants hired by China Southern in 2008, the largest group of Japanese employees we ever hired.

These Japanese ladies who came to live in China for the first time faced the challenges of quickly adapting to a different country's life, and completing tight training courses with exam success. China Southern's Cabin Service Division arranged Liu Xiaoqiong, air service manager, and two flight attendants fluent in Japanese, to accompany them during the whole training process, and help them cope with difficulties in study and life. A Japanese flight attendant, Takemoto Ai, suffered from blisters on her feet due to wearing high-heel shoes for too long time. Liu Xiaoqiong took notice of her painful expression, as Liu had been watching carefully for a while, and inquired Ai's problem. Then Liu immediately brought Ai to the doctor for medication. Thanks to China Southern colleagues' thoughtful care, brilliant smile appeared on Ai's face again.

7 Society and Community

7.1 Sleet and Freeze Disaster Combat and Relief

Around the spring festival season of 2008, in the peak of annual spring festival passenger transportation, 21 provinces in China's mid-west and southeast regions suffered from severe sleet and freeze disaster. This kind of disaster is estimated to occur once in every fifty years. Due to the disaster, tens of millions of home returning passengers were stuck on the road. As China's largest airline company with most numerous air routes and largest passenger volumes, China Southern suffered from huge losses. Nearly 10 thousand flights were not on schedule, and more than 1,300 flights were cancelled.

China Southern proactively responded to call of the Government, and immediately started the emergency pre-plan, in order for as many passengers to quickly arrive in their destinations as possible, and to help maintain social stability. The Company management led and coordinated actions on site. Company leaders made timely and flexible adjustments toward flights and transportation capability, and dispatched large aircrafts for overtime or additional flights, providing all-out support for flights directly used for disaster combat and relief purposes. We arranged a total of 19,346 flights, and evacuated nearly ten thousand passengers. With unparalleled love, courage, perseverance and wisdom, China Southern stood up to serious tests time and time again, and achieved full victory in the battle against the sleet and freeze disaster.

Case Four Bringing Care to Every Stuck Passenger

From January 27-30, at Guangzhou Baiyun airport terminal, big crowds swarmed around China Southern's check-in counters in C, D and M islands. Large number of stuck passengers surrounded China Southern's ground service staff on duty, waiting for latest flight discharging information.

Since January 25, all staff of Ground Handling Division of China Southern ceased their vacations and holidays. 1,390 employees worked hard in the front line, focusing their efforts on passenger guidance and service. For five consecutive days and nights, they worked nearly twenty hours a day, with merely short naps on sofa and a bag of instant noodles when hungry; taking a bath was a luxurious wish. In the face of some emotional passengers' criticism, abuses and other drastic behaviors, China Southern's ground handling staff made repetitive and patient explanations. They never retorted when sworn at, and stroke back when being hit.

During the period of January 25-31, when the delays were most serious, China Southern arranged more than 30 three- to five-star non-contractual hotels, thus increasing 800-1,000 beds, in addition to the originally contracted 2,200 beds, with costs 20-50 percent higher than usual times. We reserved more than 5,000 beds for stuck passengers, and provided to passengers free food, water and biscuits. On the single day of January 29, we provided for free more than 7,000 bentos, and more than 10 thousand pieces of congee, water and biscuits, a historical record. Our statistics show that, from January 25-31, the free food, accommodation and drinking water provided to passengers in Guangzhou area alone amounted to RMB 6 million.

7.2 Earthquake Disaster Combat and Relief

On May 12, 2008, super great earthquake measured at 8.0 MS occurred in the County of Wenchuan, Sichuan Province. The whole nation mourned in deep sorrow for lives lost in the disaster. With strong sense of political and social responsibilities, all employees of China Southern fell all out on earthquake disaster combat and relief. Our Zhuhai helicopter branch company was awarded the title of 'National Hero Team in Earthquake Disaster Combat and Relief' jointly by the CPC Central Committee, State Council and CPC Central Military Committee, due to their excellent performance.

As of July 2, 3 pm, China Southern dispatched 245 aircraft for 491 disaster relief flights and 1,349 flight hours. We carried the military, armed police, fire fighting and medical personnel for a total of 10,527 person-times, 2,331 ton disaster relief materials, and 10,146 pieces of luggage. We evacuated and transported from the disaster-affected regions more than 30 thousand passengers, wounded people and primary school students. Our three helicopters transported 5,400 kg disaster relief materials, and 318 person-times of wounded people and disaster relief personnel. 206 flights were cancelled for disaster relief tasks.

China Southern's donation for earthquake disaster-affected regions exceeded RMB 30 million, including special 'party and youth league fees' in the amount of RMB 9.74 million.

In addition to the above, China Southern provided free home visiting tickets for a number of students from the disaster-affected regions, and organized hundreds of students from the disaster-affected regions to go to other cities for Children's Day celebration and summer camp. We dispatched special planes to transport panda, our national treasure, and better Plane model to move international relief materials to Sichuan Province's disaster-affected regions, from foreign countries including the Philippines, Malaysia, Singapore, Australia and the Netherlands.

Love has no boundaries. China Southern is always there whenever we're needed!

Case Five China Southern Dispatched 58 Aircraft for 124 Rescue Flights in Three Days

May 13, 0:14 am. The first rescue charter flight of China Southern, fully loaded with medical team members and materials, took off from Guangzhou, and arrived safely in Chengdu Shuangliu International Airport at 2:00 am. Since then, multiple rescue charter planes took up from Shenyang, Harbin, Luoyang

and other cities, to deliver to Chengdu large quantity of medicines and materials, which were urgently awaited by people in the disaster-affected regions.

From May 14-15, China Southern dispatched the largest all-cargo plane in the world, B747F, to carry out the disaster relief tasks, moving 80 ton telecommunications equipment from Shenzhen to Chengdu. It then flew to Harbin during the same night to move nearly 10 thousand tents, weighing 550 ton, to Chengdu in five batches.

As of May 15, 5 pm, through readjustment of transportation capacity, China Southern dispatched aircraft including B747 and B777 to run 124 flights, with a total of 259.6 flight hours, from 13 regions of the country to Chengdu (108 flights) and Mianyang (26 flights). We carried 6,316 armed policemen, special policemen and medical rescuers, 596 ton disaster relief materials, including blood plasma, rescue dogs, medicines, tents, searching lamps and power generators, etc. and 4,540 pieces of luggage.

Case Six Rescue Work by China Southern's Three Helicopters in the Disaster-Affected Regions

On May 15, the 72-hour golden rescue time point was imminent. In order to make utmost efforts to ensure rescue transportation, China Southern quickly dispatched three S-76 helicopters from the offshore platform to fly to the disaster-affected regions, air-dropping materials and moving people. In the meantime, we put a fourth helicopter into the dynamic backup mode, ready to participate in rescue flights at any time. The first helicopter, with the serial number of CSN7305, took off from Zhuhai Jiuzhou Airport for Chongqing at 11:56 am, and arrived in Guanghan, Sichuan Province on May 16. The second helicopter, with the serial number of CSN7307, took off from Zhanjiang base at 12:00 noon, and arrived in Guanghan at 6 pm. The third helicopter, with the serial number of CSN7304, arrived in Guanghan in the afternoon of the next day. Those three helicopters played great roles in transportation and rescue work.

7.3 Supporting the Olympic Games

China Southern made great efforts to provide assurances to the Olympic and Paralympic Games, by launching a number of campaigns, e.g. 'Gold Medal Service to Welcome Olympics', and 'Year of Safe, On-Schedule and Quality Services for the Olympic Games'. With all colleagues' great commitment, solid preparation and all-out efforts, we were able to achieve the mission of Olympics service and assurance with superior quality and high efficiency. We were also able to fully demonstrate the elegant demeanour of China Southern to friends and guests from all over the world, and our sense of social responsibility to people from all walks of life in the society in striving to support Beijing Olympics.

From July 30 to September 23, China Southern dispatched 69,417 flights, ranked on the top of China civil aviation industry. We carried nearly one third of all Olympics-related passengers, with the ratio of on-schedule flights reaching 86.09 per cent. In cities responsible for organizing Olympic competitions, i.e. Beijing, Qingdao, Shanghai, Shenyang, Qinhuangdao and Hong Kong, our ratio of on-schedule flights was 93.4 per cent, ranked the first among airline companies in China. During the Olympics, China Southern provided services to 3,291 Olympics-related guests, among them were heads of state and royal family members from nine countries, receiving warm compliments from them. We moved 4,432 pieces of Olympics-related luggage, including competition equipment, with the error ratio lower than the average of civil aviation industry. CAAC commended our Cabin Service Department of Beijing Branch and Northern Branch, Tang Liling from Guangzhou Ground Handling Division, as well as three other colleagues.

Case Seven Story of China Southern Supporting US Track and Field Delegation

On August 3, China Southern Northern Branch flight CZ6130 served US track and field delegation, whose members including athletes in men's shot and women's long jump. The crew welcomed the delegation with top quality services and made best wishes to them for best performance in the Beijing Olympic Games. At the time of farewell, athletes expressed their appreciations to the attendants and took photos together for future memories! It is our sincere wish that all the Olympic athletes achieve their best performance in the Beijing Olympics.

Case Eight China Wheelchair Racing Team Flied to Beijing for Games with China Southern

On August 13, 4 pm, 13 Paralympic athletes of China wheelchair racing team, with Huangshi, Hubei Province as their training base, took flight CZ3139 of China Southern, leaving Wuhan for Beijing, to participate in the Beijing Paralympic Games.

Ground Handling Division of China Southern's Hubei Branch quickly started the Olympic special service and assurance procedures, to provide full support for athletes to board the plane. They provided whole-chain, seamless services to the athletes, from check-in of specialized sporting equipment and luggage using special Olympics luggage tags, check-in of boarding passes, waiting service, boarding guidance, all the way down to seating arrangements. All athletes complimented China Southern's excellent service, and expressed their intention to pay back with outstanding performance.

7.4 The '10 Fen' Care

In May 2005, China Southern contributed RMB 20 million to establish the 10 Fen Caring Foundation. With the key theme of 'value creation and return to the society', the Company contributes RMB 10 fen, or RMB 0.1 yuan, from every air ticket every year to the Foundation, with annual contribution estimated to be around RMB 6 million. The funds will be used for social charitable initiatives in education, poverty alleviation, disaster relief, and combat against epidemic situations.

In 2008, the Foundation donated scholarship funds to 11 universities, namely, Sun Yat-Sen University, Jilin University, Wuhan University, Ningxia University, Xinjiang University, Guangxi University, Heilongjiang Forestry University and Dalian Maritime University. More than 5,000 university students from poor families with excellent moral and academic records accepted the financial aid. In addition, we made RMB 1.71 million donations to regions affected by the sleet and freeze disaster in Xinjiang, Heilongjiang and Guangdong Provinces, to support re-building of educational facilities, help seriously diseased mothers and infants, and protect mangrove ecological environment.

Table 14 Donations by the 10 Fen Caring Foundation, 2005-2008

Year	2005	2006	2007	2008
Donated Amount (RMB 10,000)	220	120	200	387

7.5 Rescue of Fellow Citizens

On April 2 and 3, 2008, China Southern dispatched two B777 planes to fly overnight to Malabo, capital of African country Equatorial Guinea, to bring back more than 400 Chinese labor service personnel who were on strike there.

From November 30 to December 2, 2008, China Southern dispatched three B777 large rescue charter planes to Bangkok, Thailand, to bring back 1,105 Chinese fellow citizens who were stuck there to the motherland.

Case Nine On-the-Spot Record of China Southern's Work Station at Bangkok Airport

When talking about the story of China Southern's rescue charter planes not long ago, Zhang Hongmei, Station Manager of China Southern Bangkok Office, still couldn't help sobbing. 'I was touched by too many people and stories', she said. For three consecutive days and nights, she and the seven local staff of the Bangkok Airport Work Station held on to their positions for China Southern, and made hardship efforts to ensure that passengers could go back to China as quickly as possible.

For three consecutive days, China Southern dispatched rescue charter planes to Thailand to bring back passengers. Also for three days and nights, staff of China Southern at Bangkok Airport Work Station persevered with their work. 'During those three days, my colleagues and I were able to sleep for totally less than three hours. We could only take short naps in turn after every flight take-off', said Zhang Hongmei. During the 72-hour hard fighting, no single employee made a single complaint. During those

three days, all staff of the Bangkok Airport Work Station didn't go home for even once, shuttling back and forth without stop between the airport and the office. Zhang Hongmei and her colleagues even didn't change their clothes for more than two days. 'It is our responsibility to let our fellow Chinese citizens go back home as quickly as possible', she said. The statement reflects her loyalty to China Southern and sense of responsibility to passengers.

Table 15 Voluntary Services of China Southern Varied Branches in 2008

Serial Number	Voluntary Service Project	Unit	Volume
1	Unpaid blood donation	Person-time	497
2	Forest planting	Person-time	657
3	Visiting Orphans and Poor People	Person-time	1,275
4	Financial Aid for Education	RMB 10,000	14
5	Poverty Alleviation	RMB 10,000	37
6	Environmental Protection	Person-time	1,652
7	Charitable donation	RMB 10,000	171
8	Volunteering	Person-time	3,715

Number of registered volunteers: 1,232

8 Environment Friendly

8.1 Philosophy of Environmental Protection

- Control of Greenhouse Gas Emissions

Environmental protection is a fundamental issue that impacts sustainable development of human society. China Southern has always paid close attention to the significant increase of greenhouse gas emissions, climate change and damages to biodiversity. In response to the initiatives and staged goals on sustainable development of UN, International Civil Aviation Organization (ICAO), IATA and SkyTeam, and in compliance with the Chinese Government's comprehensive policies on energy conservation and emission reduction, China Southern took proactive initiatives to improve energy utilization efficiency and reduce greenhouse gas emissions. We strive to make our contributions through real actions toward environmental protection, promotion of ecological balance and the mankind's sustainable development.

- Policies for Environmental Protection

1. Strictly comply with the Government's laws and regulations on environmental protection, and achieve the goals of low emissions and energy consumption;

2. Base our commitments to environmental protection on real situations and achievable goals;

3. Proactively reinforce employees' consciousness on environmental protection, and encourage them to actively take part in environmental protection activities;

4. Ensure openness and transparency of environmental protection work, and disclose to stakeholders of the Company's internal information on environment protection in a timely manner;

5. Positively respond to stakeholder's expectations of China Southern on environmental protection;

6. Supervise related enterprises' performances in environmental protection, and incorporate them into the Company's environmental protection management system, so as to jointly build up a harmonious environment.

8.2 Resource Consumption

China Southern consumes two types of resources in the business operation processes. The first is energy type of resources, e.g. jet fuel, gasoline, diesel, electricity and coal, etc. The second is water resources.

- Energy Consumption

In 2008, China Southern consumed 3.01 million ton jet fuels, thus emitting 9.49 million ton carbon dioxide.

Table 16 Classification Statistics of Energy Conservation in 2008

Type	Volume (ton)	Converted to standard coal (ton)	Ratio (%)
Jet fuel	3,010,431	4,431,313.85	98.21
Gasoline	5,490	8,077.85	0.18
Diesel	6,351	9,253.40	0.21
Coal	51,970	37,122.20	0.82
Electricity	13,286 (10,000 kwh)	16,328.20	0.36
Other	-	9,972.10	0.22

- Water Consumption

China Southern consumes water resources in two ways, i.e. in-flight cleaning water and passenger drinking water, and ground water usage. Treatment and discharge of all sewage and waste water have been approved by local government's environmental protection departments. We used 5.78 million ton water in 2008.

8.3 Energy Conservation and Emission Reduction

China Southern implemented all-round initiatives in energy conservation and emission reduction to deliver our environmental commitments in accordance with our environmental protection philosophy of 'green flying'.

- Renewal of Aircraft Fleet

In October 2008, China Southern terminated the service of all 12 MD82 aircraft. Although the safety performance and service facilities of those MD82 aircraft were excellent, we still made the termination decision, as their fuel consumptions were higher than aircrafts such as A320 and B738 by more than 20 per cent. Our decision would be able to reduce those aircraft' over consumption of energy and environmental pollution.

In 2008, China Southern accepted 20 new aircraft, including A330, A321, A320 and B738, increasing the total number of aircrafts in the fleet to 330, with an average aircraft age of 6.30 years. The new fleet has better fuel burning efficiency and flight efficiency.

- Reduction of Aircraft Weights

In 2008, China Southern conducted entire-aircraft de-painting and spray-painting operations for some B737CL, B757 and B777 aircraft, as well as some B737NG and A320 series aircrafts. The operations not only reduced aircraft weights, but also reduced fuel consumption and reduced emissions, as there was less friction drag due to better aerodynamic configuration. We stringently implemented the principles of packaging equipment lightening and load maximization, so as to reduce tonnage waste as much as possible and improve energy efficiency. We also adjusted water load and cabin supplies based the real situation of flights. Furthermore, we input the data into the SOC operational control system, so that water was loaded for flights based on system instructions. This initiative alone saved 45,113 ton water for the Company in 2008.

- Technological Improvements

Any minor technological improvements on aircraft can bring considerable fuel conservation benefits. For example, installation of winglets on B737 aircraft can save fuel by 50-80 kg per flight hour. Out of China Southern's fleet, 12 such aircraft have been installed winglets. We will continue to purchase new aircrafts with such devices installed by 2015.

Currently, we're having in-depth and detailed discussions and comparisons with Boeing and Airbus regarding future purchase of new types of aircraft. Through intensive communications with manufacturers, our goal is to strengthen the emphasis on multiple environmental protection technologies, including fuel savings of aircrafts and engines, emission reduction and noise reduction.

- Management of Ground Energy and Water Usage

In 2008, China Southern conducted statistics and supervision of energy and water usage by the branch companies, thus improving and strengthening energy use management. For example, Baiyun Logistics Company located at the Guangzhou base significantly saved electricity by 15 per cent year-on-year and water by 38 per cent year-on-year, through renovation of water pumps, road lamps and transformers from August to October.

Our statistics show that all our affiliated catering and food companies in various operational bases discharged in total 600 thousand ton waste water. All waste water reached discharging standards through the monitoring of local environmental protection agencies of the Government.

- Recovery of Aircraft Cabin Waste

In order to reduce the amount of aircraft cabin wastes and properly recover and recycle them, China Southern conducted accurate calculations of needs for in-flight supplies on various air routes. During flights, through attendants' broadcasting and reminder of in-flight entertainment system, more and more passengers are encouraged to cooperate with us to reduce consumption of cabin supplies. Common enhancement of sense of environmental protection is conducive to cabin environment.
In 2008, we recovered 21,600 ton recyclable solid wastes, which were all sent to professional recovery companies for cyclic utilization.

- Noise Reduction

China Southern mainly operates Boeing or Airbus series of aircraft that are in compliance with international noise management standards. Recognizing the impacts of aircraft noise on residents living close to the airports, we took the initiative to work with manufacturers on technological solutions to reduce aircraft noise. We also actively cooperated with various airports, and air traffic controllers and dispatchers, to adopt reasonable airport entry procedures, so as to reduce the impacts of aircraft takeoff and landing on local residents.

- Results

The above actions led to the following results in energy conservation and emission reduction by China Southern in 2008:

- Passenger flights consumed 4.5 litters fuel per passenger-100 km, and emitted 111.6 gram carbon dioxide per passenger-km, down by 11 per cent compared to the year 2005;
- China Southern consumed a total of 4,512,080 ton converted standard coal, including 80,766 ton consumed on the ground. For every RMB 10,000 revenue, 0.8 ton standard coal was consumed, 20.8 per cent less than in 2005.

Table 17 Comprehensive Statistics on Energy Conservation and Emission Reduction, 2007 and 2008

Year	Overall Fuel Consumption (km/hour)	Year-on-Year Reduction (%)	Fuel Conservation (10,000 ton)	CO_2 Emission Reduction (10,000 ton)
2007	3153	4.69	3.20	10.08
2008	3083	2.22	1.58	4.98

Note: Calculations are based on the approach of UN IPCC, i.e. consumption of every ton jet fuel emits 3.15 ton carbon dioxide. Xiamen Airline is not included in the data on fuel conservation and emission reduction.

Table 18 Statistics on Fuel Efficiency and Carbon Dioxide Emission, 2005-2008

Year	Fuel Burning Efficiency (litter per passenger-100 km	CO_2 Emission (gram per passenger-km)	Year-on-Year Reduction (%)
2005	5.07	125.45	-
2006	4.81	119.05	5.13
2007	4.53	112.26	10.65
2008	4.51	111.60	11.05

Table 19 Comprehensive Statistics on Energy Consumption, 2005-2008

Year	Ton standard coal per RMB 10,000 revenue	Year-on-Year Reduction (%)
2005	1.01	-
2006	0.87	13.86
2007	0.85	15.84
2008	0.80	20.79

- 2009 Objectives

  - Focus on purchasing new aircraft models based on strengthened analyses of their performance in environmental protection, and emphasize to manufacturers importance of using environmentally friendly new materials, new technology and new processes;
  - Continue to coordinate with airports and air traffic control departments, and work on operational optimization and fuel conservation, so as to reduce in-flight and ground energy consumption, and reduce noise pollution;
  - Strengthen collection of ground energy dada and system management, and renovate obsolete and old energy consumption facilities.

Table 20 Comprehensive Data on Energy Conservation and Emission Reduction, 2005-2008

	Unit	2008	2007	2006	2005
Operational Statistical Data					
Revenue per ton-km (RTK)	RMB 10,000	919969	925030	807058	728391
Revenue per passenger-km (RTK)	RMB 10,000	8318360	8172768	6958268	6192383
All Aircraft Models					
Fuel Consumption	Ton	3010407	3004919	2723183	2560267
	Litter	3834913	3827922	3469023	3261487
Fuel Consumption Efficiency	Gram per revenue ton km (g/RTK)	327	325	337	351
	Litter per 100 revenue ton-km (1/100RTK)	41.69	41.38	42.98	44.78
	Improvements since 2005 (%)	6.90	7.59	4.02	-
CO_2 Emission	Ton	9494824	9477515	8588919	8075082
	Gram per revenue ton-km (g/RTK)	103	102	106	111
CO Emission	Ton	1686	1683	1525	1434
Emission of nitrogen oxide	Ton	63580	63464	57514	54073
Passenger Aircraft Models					
Fuel Consumption	Ton	2943317	2908813	2626351	2463023
	Litter	3749448	3705494	3345670	3137609
Fuel Consumption Efficiency	Gram per revenue passenger-km (g/RPK)	35	36	38	40
	Litter per 100 revenue passenger-km (1/100RPK)	4.51	4.53	4.81	5.07
	Improvements since 2005 (%)	11.05	10.65	5.13	-
CO_2 Emission	Ton	9283222	9174396	8283511	7768375
	Gram per revenue passenger-km (g/RPK)	111.6	112.26	119.05	125.45
CO Emission	Ton	1648	1629	1471	1379
Emission of nitrogen oxide	Ton	62163	61434	55469	52019

9 Other Stakeholders

9.1 Relationship with Government

It has always been the view of China Southern that an enterprise's achievements depend on the prosperity and progress of the community in which it resides. It's of critical importance for an enterprise to maintain harmonious win-win relationship with the community and the society, and make proactive efforts to promote local social and economic development. China Southern has already established long-term strategic partnerships with a number of local governments, including Henan and Hubei Provinces, so that we are able to provide strong support to local economic growth. In all major missions, from combat and relief of sleet and freeze disaster and earthquake disaster, to supporting the Olympic Games, from direct air services across the Taiwan Strait to charter plane rescues, we proactively responded to the call and organization by the Government, and put our commitments to social responsibilities into real practice.

9.2 Relationship with Business Partners

China Southern has business relationships with more than 1,000 companies in the world, who are mainly enterprises on the upper- and down-streams of the industrial chain, mainly including aircraft and engine manufacturers, airline companies, fuel suppliers and airports. In 2008, we carried our social responsibility investigation among some suppliers to ensure that they have similar sense social responsibilities and management mechanisms in the areas of safety, environmental protection, health and food safety.

In addition to business partners in the aviation sector, China Southern also enforces clear environmental requirements on all materials used, and construction standards adopted, by our material suppliers and construction developers in the capital construction projects of our branch and subsidiary companies across the country.

- 2009 Objectives
    - Use more environmentally friendly aviation materials, construction materials and foods, etc.;
    - Continue to conduct strict social responsibility inspection on suppliers and contractors.

9.3 Relationship with Financial Institutions

China Southern upholds legal, honest, ethical and trustworthy values in doing business. In our long business history, we have gradually established sound cooperative relationships with banks, insurance companies and other financial institutions in China and abroad. In 2008, we signed strategic cooperation agreements with major commercial banks in China, thus forming harmonious and win-win bank-enterprise relationships. In 2008, China Southern signed aircraft leasing contracts with four leasing companies and banks to bring in 20 aircraft. The practice not only ensured timely delivery of the new planes and the Company's normal business operations, but also allowed us to establish sound cooperative relationships with leasing companies, contributing to a more solid foundation for our future development.

10 2009 Outlook

In 2008, China Southern personnel composed touching chapters with love and loyalty. We mellowed rich fruits of scientific development with wisdom and hardworking. In the face of severe challenges

ahead in 2009, we are both determined to fight fearlessly, and confident to turn crisis into opportunities through carefully doing all the basic management work, with the guidance of scientific development theory.

The strategic objectives in our social responsibility work in 2009 are to ensure flight safety, upgrade operational quality, strengthen environmental protection, achieve sustainable development, promote social harmony and create together a bright future. For those objectives, we've also developed ten action guidelines. We'll make great efforts to achieve the following social responsibility goals:

- Ensure flight safety, based on the philosophy of continuous safety, high quality basic work;
- Upgrade the brand of China Southern, toward an air service brand that's best in China and world-class, through continuous innovations;
- Achieve operating profitability, through better utilization of transportation capacity, cost reduction, optimization of network distribution, and development of home and international markets;
- Push forward energy conservation and emission reduction, via better communications and cooperation with stakeholders, and joint efforts, so as to reduce the carbon emission level below 110 gram per passenger-km;
- Conduct policy research on the feasibility of passengers' voluntary 'carbon offsetting program'[1], by leveraging the operational experiences of the SkyTeam.

As always, China Southern will continue to deliver our commitments, upgrade our sense of social responsibilities, and, through sustainable and healthy growth, make greater contributions to the society, country, shareholders, employees as well as social harmony.

[1] In carbon offset program, a passenger is able to calculate his/her carbon dioxide emission during the flight and the economic costs necessary to offset those emissions. The passenger can donate mileage or some funds as an offset, to the airline company for offsetting through designated environmental projects.

Third-Party Assurance

China Southern Airlines Company Limited
2008 Social Responsibility Report
Logo

Third-Party Assurance Statement

Stakeholders of China Southern Airlines Company Limited:

China Enterprise Evaluation Association (CEEA) was commissioned by China Southern Airlines Company Limited (China Southern) to assure as a third party its 2008 Social Responsibility Report (the Report).

Purpose of Assurance

The assurance has been performed in accordance with *2006 Sustainability Reporting Guidelines* of Global Reporting Initiatives (GRI Guidelines), aimed at making an independent opinion regarding completeness, focus and responsiveness of the Report. We also evaluated on whether the Report provided performance information in a reasonable and fair manner, and whether the data are accurate and reliable. Finally, we reviewed the management system with which data in the Report were collected and compiled.

Scope of Assurance

The scope of assurance is limited to performance information and data, and the related management system, as disclosed by the Report. As part of the assurance work, CEEA visited China Southern's Guangzhou Headquarters, Guangzhou Base and Beijing Base.

Approach of Assurance

The assurance was conducted in March 2009. Assurance procedures included interviews with China Southern's senior management team, review of the Report, and selection and verification of performance information and data as required by the GRI Guidelines.

We conducted the following assurance work:

- Interviewed the senior management team of China Southern to understand the Company's commitment and strategic approach to sustainable development;
- Interviewed relevant departments to understand China Southern's managerial policies and processes on social responsibilities;
- Reviewed reliability of performance information and data, including trustworthiness of data collection/generation methodologies, and evaluation of relevant supporting materials;
- Collected and reviewed written evidences in support of assurance work, and the senior management team's statement;
- Reviewed China Southern's internal communication mechanism and information disclosure channel.

Conclusions

Based on the scope of assurance, and documents and data reviewed during the assurance process, we conclude the following:

Completeness

The Report provides a comprehensive and fair representation of China Southern's main operations. The Report described in details China Southern's corporate social responsibility strategy and plans; defined its social responsibility strategic objectives, action guidelines and implementation mechanism; revealed policies for stakeholder engagement; as well as disclosed core issues followed closely by the major stakeholders.

Focus

The performance information as disclosed by the Report reflects characteristics of the industry and impacts on various stakeholders. On the environmental area in particular, the Report described the philosophy and policies on environmental protection; established a comprehensive statistical and monitoring system on energy consumption and carbon dioxide emission; and presented implementation results of energy conservation and emission reduction initiatives with quantitative indicators.

Responsiveness

The Report disclosed China Southern's implementation of social responsibility strategic plans and managerial initiatives, and responded to stakeholders' core concerns in an adequate and objective manner.

Accuracy and Reliability

CEEA concludes that the performance information and data reviewed during the assurance process were consistent with the supported documents, and the data points were consistent among themselves. Based on documents made available to us, the information and data disclosed in the Report on China Southern's social responsibility performance were based on relevant collection processes and clear calculation methodologies, thus ensuring accuracy and reliability.

Recommendations

The Report is China Southern's second social responsibility annual report, since publishing of the first one in April 2008. This is the first time for the Report to receive a third party's assurance.

During the assurance process, CEEA recommended that China Southern should:

- Continue to prepare future social responsibility reports in accordance with the GRI Guidelines, with more indicators of the GRI Guidelines included, so as to strengthen the Report's completeness, and make the industry's characteristics more outstanding;
- Consider presenting more performance results achieved in the stakeholder engagement processes;
- Continue to improve social responsibility management system and data collection system, and transform key social responsibility indicators into relevant managerial system objectives, to achieve better social responsibility performance results.

Independence and Fairness

CEEA's project team members involved in the assurance work of China Southern's Report have no obvious interest relationships with China Southern and its stakeholders. The assurance personnel were

able to comply with professional standards, and ensure independence and fairness of the assurance work.

Disclaimer

CEEA disclaims any liability or responsibility to a third party for decision, whether investment or otherwise, based upon this assurance statement.

China Enterprise Evaluation Association

April 2009